
13003104

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0-2648

HNI Corporation Profit-Sharing Retirement Plan

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761-0071

REQUIRED INFORMATION

1. Financial Statements and Schedules of the HNI Corporation Profit-Sharing Retirement Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23.1 Consent of Baker Tilly Virchow Krause, LLP, Independent Auditors

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

Muscatine, Iowa

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Including Report of Independent Registered Public Accounting Firm

As of December 31, 2012 and 2011
and for the Year Ended December 31, 2012

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

TABLE OF CONTENTS

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included as part of these statements are not applicable to the HNI Corporation Profit Sharing Retirement Plan.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
777 E Wisconsin Ave, 32nd Floor
Milwaukee, WI 53202-5313
tel 414 777 5500
fax 414 777 5555
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Pension and Retirement Administrative and Fund Committee
HNI Corporation Profit Sharing Retirement Plan
Muscatine, Iowa

We have audited the accompanying statements of net assets available for benefits of HNI Corporation Profit Sharing Retirement Plan (the "Plan") as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 17, 2013

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2012 and 2011

ASSETS

	2012	2011
INVESTMENTS AT FAIR VALUE		
Participant-directed:		
Investments	$433,009,615	$386,768,078
Fully benefit-responsive investment contracts	120,242,291	126,541,987
HNI Corporation Stock Fund	79,081,504	69,394,445
Total investments, at fair value	632,333,410	582,704,510
RECEIVABLES		
Participant contributions	-	64
Company contributions	19,041,135	17,828,504
Notes receivable from participants	14,389,656	14,221,347
Total receivables	33,430,791	32,049,915
TOTAL ASSETS	665,764,201	614,754,425
LIABILITIES		
Corrective distributions	-	32,260
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	665,764,201	614,722,165
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(4,652,451)	(4,664,391)
NET ASSETS AVAILABLE FOR BENEFITS	$661,111,750	$610,057,774

See accompanying notes to financial statements.

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2012

ADDITIONS	
Contributions	
Participant	$ 20,048,357
Employer cash	15,448,094
Employer noncash (HNI Corporation common stock)	5,351,800
Rollovers	1,173,176
Total contributions	42,021,427
Investment Income	
Net appreciation in fair value of investments	48,334,599
Other income	281,909
Interest and dividends	13,356,028
Net investment income	61,972,536
Interest from participant notes receivable	617,252
Total additions	104,611,215
DEDUCTIONS	
Benefits paid to participants	53,303,518
Administrative expenses	253,721
Total deductions	53,557,239
NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	51,053,976
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	610,057,774
NET ASSETS AVAILABLE FOR BENEFITS - End of year	$661,111,750

See accompanying notes to financial statements.

NOTE 1 - Description of the Plan

The following description of the HNI Corporation Profit Sharing Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General -- The Plan is a defined contribution plan covering substantially all regular, nonbargaining employees who are age 18 years or older of HNI Corporation and its 100% owned subsidiaries/divisions: Allsteel Inc., Commercial Office Interiors LLC, Compass Office Solutions LLC, Contract Resource Group LLC, The Gunlocke Company LLC, Hearth & Home Technologies Inc., Hickory Business Furniture LLC, HNI Asia LLC, HNI International Inc., HNI Services LLC, HNI Technologies Inc., The HON Company, IAW LLC, MacThrift Office Furniture LLC, Maxon Furniture Inc., National Workplace Services Company, Paoli Inc., Wilson Office Interiors LLC, Workspace Ohio LLC, and Young Office Solutions LLC (collectively the "Company"). The Plan was amended to include Connect People+Space, LLC (effective as of July 16, 2012) and Think Office Interiors, LLC (effective as of October 2, 2011) as participating subsidiaries/divisions.

In addition, the Plan was amended effective September 1, 2012 to remove National Workspace Services Company as a participating subsidiary/division, at which time it had no employees.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") as amended.

Contributions – Participants may make voluntary pretax and after-tax contributions up to 75% of their compensation, subject to limitations prescribed by the Internal Revenue Code ("Code"). Unless a participant affirmatively elects to the contrary, a participant is automatically enrolled in the Plan and deemed to have elected a 3% pretax deferral commencing on the first payroll that is 45 days after the employee is first eligible to make such contributions. Participants also may contribute amounts representing distributions ("rollover contributions") from other qualified benefit or defined contribution plans. Certain subsidiaries/divisions provide employer matching contributions.

The Plan generally provides for each subsidiary/division employer to contribute an amount equal to 2.5% of a participant's compensation earned while an active participant during the first three quarters of the plan year and the last quarter of the prior plan year ("retirement contribution"). Each subsidiary/division may make additional contributions to the Plan from their accumulated profits ("profit-sharing contributions"), at the discretion of the Board of Directors. The Company made a profit sharing contribution of $8,137,869 for the 2012 plan year. In addition, the Company may elect to contribute a number of shares of Company stock with a fair market value as of the date of the contribution, equal to a certain percentage of a participant's compensation earned, as described above ("company ownership contribution"). Certain designated subsidiaries/divisions provide matching contributions in lieu of other employer contributions listed above.

Participant Accounts -- Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contributions, the Company's contributions, and allocations of Company profit sharing contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The Plan allows participants to diversify the portion of their account balance attributable to Company contributions. The Plan has no restrictions on the sale of Company stock held in the Plan. A participant may not change investment direction with respect to future contributions or direct a reallocation of his or her account if the direction would cause the investment in HNI stock to exceed 25% of the current value of the participant's total account.

Vesting -- All participants with active accounts are fully vested in their entire account. New participants in the Plan will be immediately vested in their entire account.

NOTE 1 - Description of the Plan - continued

Investment Options -- Participants may direct the investment of their account balances in any or all of eighteen investment options, which include HNI Corporation Stock Fund, the Fidelity Interest Income Fund, the Fidelity BrokerageLink account and fifteen investment funds. The Fidelity Interest Income Fund is a stable value fund which currently invests in investment contracts offered by approved financial institutions and certain types of fixed income security funds. The Fidelity BrokerageLink is a brokerage account specifically designed for defined contribution plan participants to invest and trade their retirement savings in the investments within the Fidelity Brokerage System that are available through Fidelity's Funds Network.

Notes Receivable From Participants -- A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000 from his or her before-tax contribution account, after-tax contribution account, rollover account, matching account and any prior plan account except a prior money purchase account (collectively, "eligible loan accounts"). The loans are secured by the balance in the participant's account. New loans are repaid through payroll deductions over periods up to sixty months (fifteen years in the case of a loan used to acquire a principal residence). The variable interest rate for new loans is set at 1% above the prime rate published in the Wall Street Journal as of the first day of the month in which a loan is processed. Loans to participants are included as notes receivable from participants on the statements of net assets available for benefits and are valued at their unpaid principal balance plus any accrued interest.

Payment of Benefits -- On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or, if the participant is at least age 55, installment payments. For termination of service due to other reasons, a participant receives the value of the vested interest in his or her account as a lump sum distribution. In-service withdrawals of funds from employee contributions are available for participants experiencing financial hardship and, for participants who have attained age 59½, as defined in the Plan. In addition, effective October 25, 2011, the Plan was amended to allow an in-service withdrawal of funds from certain employer contributions after a participant attains the age of 59½.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting -- The accompanying financial statements of the Plan have been prepared on an accrual basis, a method in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates -- The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Investment Valuation -- The Plan's investments are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange. Fair value for shares of the mutual fund investments is the net asset value ("NAV") of those shares as computed by the respective funds. Fair value of the Fidelity Interest Income Fund is the sum of the market value of all of the fund's underlying investments.

NOTE 2 - Summary of Significant Accounting Policies - continued

Investment contracts are reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties -- The Plan utilizes various investment instruments. The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. There were no amounts owed to persons who had elected to withdraw from the Plan but had not yet been paid as of December 31, 2012 and 2011, respectively.

Administrative Expenses – Certain administrative expenses are borne by the Plan, while others are borne by the Company.

NOTE 3 - Investments

The Plan's investments that represent 5% or more of the Plan's net assets available for benefits as of December 31 are as follows:

	2012	2011
Fidelity Interest Income Fund*:		
American General Life at 1.87%, 18,702,956 shares	$ 19,432,055	$ -
JP Morgan Chase ACT, 1.87% and 2.27%, 39,078,335 and 41,218,821 shares, respectively	40,601,730	42,726,215
Natixis ACT, 1.87% and 2.27%, 28,900,280 and 30,472,679 shares, respectively	30,026,903	31,587,081
Rabobank Nederland ACT at 2.27%, 19,707,439 shares	-	20,428,150
State Street Bank and Trust ACT, 1.87% and 2.27%, 28,908,269 and 30,478,657 shares, respectively	30,035,203	31,593,278
HNI Corporation common stock**, 2,998,605 and 2,658,939 shares, respectively	79,081,504	69,394,445
Dow Jones Target 2015, 3,745,686 and 3,607,483 shares, respectively	51,389,874	46,029,670
Dow Jones Target 2025, 6,084,753 and 6,118,309 shares, respectively	85,674,282	77,513,044
Dow Jones Target 2035, 2,975,654 and 2,844,081 shares, respectively	42,023,434	35,151,875
Franklin Flex Cap Growth Fund A, 1,218,805 and 1,265,078 shares, respectively	57,161,886	56,030,313
PIMCO Total Return Fund, 4,020,362 and 3,544,852 shares, respectively	45,188,873	38,532,546

NOTE 3 – Investments, continued

During the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated as follows:

HNI Corporation Stock Fund**	$ 10,584,412
American Beacon Small Cap Value Fund	2,490,598
Davis New York Venture Fund	1,530,667
Dow Jones Target 2015	3,510,716
Dow Jones Target 2025	8,576,280
Dow Jones Target 2035	5,054,183
Dow Jones Target 2045	2,910,424
Dow Jones Target 2055	156,963
Dow Jones Target Today	127,517
Fidelity Brokerage Link	332,648
Franklin Flex Cap Growth Fund A	3,414,417
Harbor International Fund	4,917,238
PIMCO Total Return Fund - Institutional Class	1,274,825
Spartan 500 Index Fund - Institutional Class*	2,845,693
Spartan International Index Fund - Institutional Class*	518,357
TCW Small Cap Growth Fund	44,236
Vanguard Total Bond Market Index Fund	45,425
Net Change in Fair Value	$ 48,334,599

* Represents a party-in-interest to the Plan.
** Represents a party-in-interest to the Plan and includes nonparticipant-directed investments.

NOTE 4 - Company Stock Fund

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Company Stock Fund is as follows:

	2012	2011
HNI Corporation common stock	$79,081,504	$69,394,445
Company contribution receivable		
Profit sharing and retirement contribution	457,076	462,850
Company ownership contribution	5,351,800	4,864,433
Net assets - company stock fund	$84,890,380	$74,721,728

Changes in net assets of Company Stock Fund:	
Company contributions	
Profit sharing and retirement contribution	$ 490,741
Company ownership contribution	5,351,800
Participant contributions	583,222
Net appreciation in fair value	10,584,412
Dividends	2,562,394
Benefits paid to participants	(4,559,749)
Expenses	(40,640)
Transfers from Company Stock Fund	(6,848,560)
Transfers to Company Stock Fund	2,045,032
Net change in fair value	$ 10,168,652

NOTE 5 – Fully Benefit Responsive Investment Contracts

The Fidelity Interest Income Fund ("Fund") is a stable value fund. The Fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. As the Fund is considered to be fully benefit-responsive as defined by the FASB FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Wrap contracts have been purchased to ensure that participants are able to withdraw or transfer funds at contract value. Wrap contracts accrue interest using a formula called the "crediting rate" and provide a guarantee that the crediting rate will not fall below 0%. The crediting rate, and hence the Fund's return, may be affected by many factors, including purchases and redemptions by participants.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund and the wrap contracts purchased by the Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the underlying defined contribution plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing funds within the Plan). However, the wrap contracts limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

- The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code.
- Contributions.
- Any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer.
- Complete or partial termination of the Plan.
- Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fund's cash flow.
- Merger or consolidation of the Plan with another plan, the transfer of plan assets to another plan, or the sale, spin-off or merger of a subsidiary or division of the plan sponsor.
- Any communication given to participants by the plan sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fund or to transfer assets out of the Fund.
- Exclusion of a group of previously eligible employees from eligibility in the Plan.
- Any early retirement program, group termination, group layoff, facility closing, or similar program.
- Any transfer of assets from the Fund directly to a competing option.

The plan administrator does not believe that the occurrence of any such events is probable or that the Plan will have an inability to transact at contract value.

The Plan's investment in the Fund consists of benefit responsive investment contracts. Benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings (accrued interest) less participant withdrawals and expenses.

The statement of net assets available for benefits presents the fair value of the investment in the Fund, as well as the adjustment of the investment in the Fund from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund has purchased wrap contracts with each of the companies listed in the chart below as of December 31, 2012:

Traditional GIC	Major Credit Rating	Investments at Fair Value as of 12/31/12	Wrapper Contracts at Fair Value (rebid)	Adjustment to Contract Value
American General Life				
Wrapper	A+	$19,432,055	$0	
Total Wrapped Portfolio		$19,432,055	$0	$(752,787)
JP Morgan Chase				
Wrapper	A+	$40,601,729	$104,278	
Total Wrapped Portfolio		$40,601,729	$104,278	$(1,572,890)
Natixis				
Wrapper	A	$30,026,903	$0	
Total Wrapped Portfolio		$30,026,903	$0	$(1,163,226)
State Street Bank & Trust				
Wrapper	AA-	$30,035,203	$42,123	
Total Wrapped Portfolio		$30,035,203	$42,123	$(1,163,548)
All Contracts in Portfolio		$120,095,890	$146,401	$(4,652,451)

Average yields:	2012	2011
Based on actual earnings	2.10%	2.25%
Based on interest rate credited to participants	1.87%	2.27%

NOTE 5 – Fully Benefit Responsive Investment Contracts - continued

The Fund has purchased wrap contracts with each of the companies listed in the chart below as of December 31, 2011:

Traditional GIC	Major Credit Rating	Investments at Fair Value as of 12/31/11	Wrapper Contracts at Fair Value (rebid)	Adjustment to Contract Value
JP Morgan Chase				
Wrapper	AA-	$42,726,215	$151,809	
Total Wrapped Portfolio		$42,726,215	$151,809	$(1,577,490)
Natixis				
Wrapper	A+	$31,587,081	$0	
Total Wrapped Portfolio		$31,587,081	$0	$(1,166,223)
RaboBank				
Wrapper	AAA	$20,428,150	$55,454	
Total Wrapped Portfolio		$20,428,150	$55,454	$(754,226)
State Street Bank & Trust				
Wrapper	AA-	$31,593,278	$0	
Total Wrapped Portfolio		$31,593,278	$0	$(1,166,452)
All Contracts in Portfolio		$126,334,724	$207,263	$(4,664,391)

Average yields:	2011	2010
Based on actual earnings	2.25%	2.32%
Based on interest rate credited to participants	2.27%	2.30%

NOTE 6 – Fair Value Measurements

Investments are valued at fair value. Accounting Standards Codification ("ASC") Topic 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

Basis of Fair Value Measurement

Level 1 Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible to the Plan at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value (also see Note 5). There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common stocks: Value at the closing price reported on the New York Stock Exchange.

Mutual funds: Value at the quoted NAV of shares held by the Plan at year end.

Collective funds: Valued at fair value based on market value of underlying investments and based upon information reported by the investment manager using the audited financial statements of the funds at year end. Each Dow Jones Target Date Index is made up of three composite major asset classes – stocks (equity), bonds (fixed income), and cash. The asset classes are weighted within each Target Date Index to reflect a targeted level of risk. Over time, the weights are adjusted based on predetermined formulas to reduce the level of potential risk as the maturity date approaches for that index.

Interest Income Fund (Stable Value Fund): Valued at fair value, based on information provided by the issuer of the Fund, by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (see Note 5).

NOTE 6 – Fair Value Measurements - continued

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2012 and 2011.

	December 31, 2012			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$104,791,614	$104,791,614	$ -	$ -
Small Cap Equity Funds	25,445,277	25,445,277	-	-
International Equity Funds	35,092,856	35,092,856	-	-
Fixed Income Funds	51,424,482	51,424,482	-	-
Other Funds	10,052,577	10,052,577	-	-
Common Stock	79,081,504	79,081,504	-	-
Interest Income Fund	120,242,291	-	120,242,291	-
Collective Investment Funds	206,202,809	-	206,202,809	-
Total Investments	$632,333,410	$305,888,310	$326,445,100	$ -

	December 31, 2011			
	Total	Level 1	Level 2	Level 3
Mutual Funds:				
Large Cap Equity Funds	$98,611,019	$98,611,019	$ -	$ -
Small Cap Equity Funds	23,686,386	23,686,386	-	-
International Equity Funds	31,466,026	31,466,026	-	-
Fixed Income Funds	44,634,159	44,634,159	-	-
Other Funds	8,792,969	8,792,969	-	-
Common Stock Fund	69,394,445	69,394,445	-	-
Interest Income Fund	126,541,987	-	126,541,987	-
Collective Investment Funds	179,577,519	-	179,577,519	-
Total Investments	$582,704,510	$276,585,004	$306,119,506	$ -

Net asset value and fair value were equal for investments included in the previous tables. Additionally, there were no unfunded commitments to purchase investments at December 31, 2012 and 2011. The Plan's ability to redeem the guaranteed interest contracts at fair value is restricted in certain circumstances as described in Note 5. There are no such restrictions on redemption of other Plan investments. Commingled funds, including collective investment trusts, and mutual fund investments allow redemptions by the Plan at the end of every business day.

The Plan's practice regarding the timing of transfers between levels is to measure transfers relative to total net assets available for benefits. For the year ended December 31, 2012, the Plan had no transfers between Levels 1, 2, or 3.

NOTE 7 - Federal Income Tax Status

The Internal Revenue Service ("IRS") has determined and informed the Plan by a letter dated July 15, 2002 that the Plan was designed in accordance with applicable Code requirements. Subsequently, the Plan has been amended and restated and a new letter of determination was applied for on January 31, 2011. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements. US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that is more likely than not to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

NOTE 8 - Related Party Transactions

At December 31, 2012 and 2011, the Plan held 2,998,605 and 2,658,939 shares, respectively, of common stock of the sponsoring employer, with a cost basis of $61,414,683 and $60,285,152 at December 31, 2012 and 2011, respectively. Contributions receivable as of December 31, 2012 and 2011 included $5,351,800 and $4,864,433, respectively, to be put towards the purchase of common stock. During the year ended December 31, 2012, the Plan recorded dividend income of $2,562,394 from the Company common stock.

Certain plan investments are shares of mutual funds and money market accounts managed by Fidelity Investments Institutional Operations Company, Inc. ("Fidelity"). Fidelity Management Trust Company, a related Fidelity company, is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services were included as a reduction of the return earned on each fund.

NOTE 9 – Reconciliation of Net Assets to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to Form 5500:

	2012	2011
Net assets available for benefits per the financial statements	$661,111,750	$610,057,774
Adjustment from contract value to fair value	4,652,451	4,664,391
Net assets available for benefits per the Form 5500	$665,764,201	$614,722,165

The following is a reconciliation of the net appreciation per the financial statements for the year ended December 31, 2012 to Form 5500;

Net appreciation in fair value of investments per the financial statements	$ 48,334,599
Adjustment from contract value to fair value	(11,939)
Net appreciation in fair value of investments per the Form 5500	$ 48,322,660
Net increase in assets available for benefits per the financial statements	$ 51,053,976
Adjustment from contract value to fair value	(11,939)
Net increase in assets available for benefits per the Form 5500	$ 51,042,037

NOTE 10 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 11 – Subsequent Events

Effective March 5, 2013, the Plan was amended to remove Compass Office Solutions LLC, MacThrift Office Furniture LLC, and Think Office Interiors LLC as participating subsidiaries/divisions. As of that date, none of the entities had any employees.

Management has evaluated the impact of all subsequent events through June 17, 2013, the date the Plan's financial statements were issued, and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

HNI CORPORATION PROFIT SHARING RETIREMENT PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2012
EIN: 42-0617510; PLAN: 001

(a)	(b) Identity of Issuer/ Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost**	(e) Market Value
*	FIDELITY INTEREST INCOME FUND* - Fixed rate bank and investment contracts with:			
		American General Life	**	$ 19,432,055
		JP Morgan Chase ACT	**	40,601,730
		Natixis ACT	**	30,026,903
		State Street Bank & Trust ACT	**	30,035,203
		Fidelity Short Term Investment Fund (a mutual fund)	**	4,405,861
		Wrap Rebid Value	**	146,401
		Total Fidelity Interest Income Fund		124,648,152
*	HNI CORPORATION COMMON STOCK, 2,998,605		$ 61,414,683	79,081,504
*	FIDELITY BROKERAGE LINK		**	5,099,889
	MUTUAL FUNDS:			
		American Beacon Small Cap Value Fund	**	23,637,008
		Davis New York Venture Fund	**	22,170,999
*		Fidelity Cash Reserves	**	54,349
*		Fidelity Inst Cash Portfolio Money Market	**	492,478
		Franklin Flex Cap Growth Fund A	**	57,161,886
		Harbor International Fund	**	31,026,009
		PIMCO Total Return Fund - Institutional Class	**	45,188,873
*		Spartan 500 Index Fund - Institutional Class	**	25,458,729
*		Spartan International Index Fund - Institutional Class	**	4,066,846
		TCW Small Cap Growth Fund	**	1,808,269
		Vanguard Total Bond Market Index Fund	**	6,235,609
	COMMON COLLECTIVE FUNDS:			
		Dow Jones Target 2015	**	51,389,874
		Dow Jones Target 2025	**	85,674,282
		Dow Jones Target 2035	**	42,023,434
		Dow Jones Target 2045	**	22,983,216
		Dow Jones Target 2055	**	1,909,029
		Dow Jones Target Today	**	2,222,974
*	LOANS TO PARTICIPANTS (maturing from 2013 - 2032, with interest rates from 4.25% to 10.00%)		-0-	14,389,656
	Total assets held at end of year			$ 646,723,066

* Represents a party-in-interest to the Plan.
** Cost not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HNI Corporation Profit-Sharing Retirement Plan

Date: June 18, 2013

By: 

Steven M. Bradford
Administrative Committee Member and
Vice President, General Counsel and Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HNI Corporation:

We consent to the incorporation by reference in Registration Statement No. 333-31366 of HNI Corporation on Form S-8 of our report dated June 17, 2013 appearing in this Annual Report on Form 11-K of the HNI Corporation Profit Sharing Retirement Plan for the year ended December 31, 2012.

Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin
June 17, 2013